UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   Under the Securities Exchange Act of 1934*


                             Optimark Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

CUSIP NO. 60753310                                            Page 2 of 6 Pages
-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aon Corporation
         36-3051915
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]

                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER
          NUMBER OF
           SHARES                    Not Applicable
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
-------------------------------------------------------------------------------
                                6    SHARED VOTING POWER

                                     2,000,000 shares of Common Stock (assuming
                                     conversion of Series B Preferred Stock -
                                     see Item 4)
-------------------------------------------------------------------------------
                                7    SOLE DISPOSITIVE POWER

                                     Not Applicable
-------------------------------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER

                                     2,000,000 shares of Common Stock (assuming
                                     conversion of Series B Preferred Stock -
                                     see Item 4)
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000,000 shares of Common Stock (assuming conversion of Series B Preferred Stock - see Item 4)
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
         Not Applicable
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Reporting person beneficially owns 18.2% of the Series B Preferred Stock, representing 5.2% of the Issuer's outstanding shares of common stock. (see Item 4)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         HC, CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G

CUSIP NO. 60753310                                            Page 3 of 6 Pages
-------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Virginia Surety Company, Inc.
         36-3186541
-------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]

                                                                        (b) [ ]
-------------------------------------------------------------------------------
 3       SEC USE ONLY


-------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
-------------------------------------------------------------------------------
                                5    SOLE VOTING POWER
          NUMBER OF
           SHARES                    Not Applicable
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
-------------------------------------------------------------------------------
                                6    SHARED VOTING POWER

                                     2,000,000 shares of Common Stock (assuming
                                     conversion of Series B Preferred Stock -
                                     see Item 4)
-------------------------------------------------------------------------------
                                7    SOLE DISPOSITIVE POWER

                                     Not Applicable
-------------------------------------------------------------------------------
                                8    SHARED DISPOSITIVE POWER

                                     2,000,000 shares of Common Stock (assuming
                                     conversion of Series B Preferred Stock -
                                     see Item 4)
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,000,000 shares of Common Stock (assuming conversion of Series B Preferred Stock - see Item 4)
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
         Not Applicable
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Reporting person beneficially owns 18.2% of the Series B Preferred Stock, representing 5.2% of the Issuer's outstanding shares of common stock. (see Item 4)
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IC, CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G
Issuer: Optimark Holdings, Inc
Page 4 of 6


Item 1.        (a)  Name of Issuer:
                    ---------------

                    Optimark Holdings, Inc. ("Issuer")

               (b)  Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    10 Exchange Place Centre
                    24th Floor
                    Jersey City, New Jersey 07302


Item 2.        (a)  Name of Persons Filing:
                    -----------------------

                    Aon Corporation ("Aon") is filing this Schedule on behalf of itself and Virginia Surety Company, Inc. ("Virginia Surety"). Virginia Surety is a wholly-owned subsidiary of Aon.

               (b)  Address of Principal Business Office :
                    --------------------------------------

                    Aon and Virginia Surety share the same principal business address:

                    123 North Wacker Drive
                    Chicago, Illinois 60606


               (c)  Citizenship:
                    ------------

                    Aon is a corporation incorporated under the laws of Delaware. Virginia Surety is a corporation incorporated under the laws of Illinois.

               (d)  Title of Class of Securities:
                    -----------------------------

                    Common Stock, $.01 par value per share

               (e)  CUSIP Number:
                    -------------

                    Not Applicable



Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
               -----------------------------------------------------------------

               This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.        Ownership:
               ----------

               (a)  Amount Beneficially Owned as of December 31, 2000:
                    --------------------------------------------------

                    2,000,000 shares of Common Stock of Issuer*

               (b)  Percent of Class:
                    -----------------

                    5.2%* (based on 36,612,057 shares of Common Stock outstanding as of February 15, 2001 plus the Common Stock issuable upon conversion of the Reporting Person's 2,000,000 shares of Series B Preferred Stock.)

Schedule 13G
Issuer: Optimark Holdings, Inc
Page 5 of 6

               (c)  Number of shares as to which such person has:
                    ---------------------------------------------

                      (i)    Sole power to vote or to direct the vote:

                             0

                      (ii)   Shared power to vote or to direct the vote:

                             2,000,000*

                      (iii) Sole power to dispose or to direct the disposition of:

                             0

                      (iv) Shared power to dispose or to direct the disposition of:

                             2,000,000*

                      * Includes 2,000,000 shares of Series B Convertible Participating Preferred Stock which is convertible at any time into Common Stock of Issuer on a share-for-share basis.

Item 5.        Ownership of Five Percent or Less of a Class:
               ---------------------------------------------

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
               ----------------------------------------------------------------

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:
               -------------------------------------------------------------

               Not Applicable

Item 8.        Identification and Classification of Members of the Group:
               ----------------------------------------------------------

               Not Applicable

Item 9.        Notice of Dissolution of Group:
               -------------------------------

               Not Applicable

Item 10.       Certification:
               --------------

               Not Applicable

Schedule 13G
Issuer: Optimark Holdings, Inc
Page 6 of 6



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 2001

                                            AON CORPORATION

                                            By: /s/ Michael A. Conway
                                               ----------------------------
                                            Name:  Michael A. Conway
                                            Title:  Senior Vice President



                                            VIRGINIA SURETY COMPANY, INC.

                                            By: /s/ Michael A. Conway
                                               ----------------------------
                                            Name:  Michael A. Conway
                                            Title:  Senior Vice President

                                           FORM 13G


                                        EXHIBIT INDEX



Exhibit No.           Exhibit
-----------           -------

99.1                  Agreement Pursuant to Rule 13d-1(k)(1)(iii)